Filed by Dean Foods Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Dean Foods Company
Commission File No.: 333-64936

      The following is a Press Release issued by Dean Foods on August 7, 2001:

News from Dean Foods

Contact:	Barbara Klein, V. P., Finance and Chief Financial Officer Bill Luegers, V.P. and Treasurer (847) 678-1680

Dean Foods Sets Date for Special Shareholder Meeting to
Vote on Merger with Suiza Foods

Franklin Park, August 7, 2001.... Dean Foods Company (NYSE: DF) today announced that it will hold a special shareholder meeting on September 14, 2001 in Chicago to vote on the pending merger with Suiza Foods Corporation (NYSE: SZA).

We continue to make good progress toward completion of the merger transaction with Suiza Foods,” said Howard Dean, Chairman and Chief Executive Officer. “We believe the proposed merger will benefit our shareholders, our employees, our customers and consumers, and the industry at large.”

The company intends to finalize and mail the proxy statement related to the merger to its shareholders by mid August.

Certain Legal Information
Dean Foods and Suiza Foods have filed with the SEC a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed merger. In addition, Dean Foods and Suiza Foods will prepare and file a definitive joint proxy statement/prospectus and other relevant documents concerning the proposed merger. Investors are urged to read the definitive joint proxy statement/prospectus, when it becomes available, and any amendments or supplements to the definitive joint proxy statement/prospectus and other documents filed with the SEC, because they will contain important information concerning the proposed merger. Investors will be able to obtain the definitive joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC’s website (. In addition, the definitive joint proxy statement/prospectus and other documents filed by Dean Foods and Suiza Foods with the SEC may be obtained free of charge by contacting Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attention: Investor Relations (Tel: 847-678-1680) or Suiza Foods, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attention: Investor Relations (Tel: 214-303-3400).

Dean Foods, Suiza Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Dean Foods and Suiza Foods in favor of the transaction. The directors and executive officers of Dean Foods and their beneficial ownership of Dean common stock as of August 2000 are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock as of March 2001 are set forth in the proxy statement for the 2001 annual meeting of Suiza Foods. You may obtain the proxy statements of Dean Foods and Suiza Foods free of charge at the SEC’s website (. Stockholders of Dean Foods and Suiza Foods may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.

Safe Harbor Statement
The statements in this press release concerning when the merger will be completed, and when certain intermediate steps may be taken in connection with completion of the merger are “forward looking” statements and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this press release. The exact timing of the closing of the transaction, and of the intermediate steps that the companies will take in connection with completion of the merger, will depend on how quickly the companies obtain the necessary approvals for the transaction. Other risks relating to the merger are outlined in the preliminary joint proxy statement/prospectus filed by the companies effective July 12, 2001. All forward-looking statements in this press release speak only as of the date hereof. Dean Foods expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in their expectations or any changes in the events, condition or circumstances on which any such statement is based.